Exhibit 4.84

Maximum Pledge Contract

Contract No.: 2014 JIYINZUIQUANDAIZI NO.14140225

Pledgor : Ganglian Finance Leasing Co., Ltd.

Pledgee : CITIC Shijiazhuang Branch

Signing Date : June 27, 2014

Pledge Definition : To ensure multiple loans Party B (Pledgee) has lent to Shijie Kaiyuan Auto Trading Group Co., Ltd, Party A (Pledgor) is willing to provide the Maximum Pledge Guarantee hereunder for Party B.

Maximum Amount: RMB60, 000,000

Pledge Term : From June 27, 2014 to December 23, 2015